UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2007**

Commission file number 0-17122

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

   The First Financial Holdings, Inc. Sharing Thrift Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   First Financial Holdings, Inc.
   34 Broad Street
   Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

CONTENTS OF REPORTS, FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES AND EXHIBITS
DECEMBER 31, 2007 AND 2006

CONTENTS

*Other Supplemental Schedules required by Section 2520-103-10 of
the Department of Labor's Rules and Regulations for Employee
Retirement Income Security Act of 1974 have been omitted
because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees
First Financial Holdings, Inc. Sharing Thrift Plan
Charleston, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Elliott Davis LLC
Columbia, South Carolina
June 30, 2008

1

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

| | December 31, | |
	2007	2006
ASSETS		
Investments, at fair value:		
Mutual funds	$ 45,803,409	$ 39,089,675
Cash on deposit	1,165,937	1,939,584
Investments in sponsor Company:		
Common stock	24,774,833	36,066,365
Certificates of deposit	9,220,000	8,186,618
Money market and other deposits	502,835	291,352
Participant loans	1,329,050	1,006,984
Total investments	82,796,064	86,580,578
Receivables:		
Employer contributions	1,821,203	1,900,502
Total assets	84,617,267	88,481,080
LIABILITIES		
Administration and accounting fees	-	63,631
Total liabilities	-	63,631
NET ASSETS AVAILABLE FOR BENEFITS	**$ 84,617,267**	**$ 88,417,449**

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31, | |
	2007	2006
Additions to net assets attributable to:		
Investment income:		
Net (depreciation) appreciation in fair value of investments	$ (11,117,176)	$ 9,558,014
Interest and dividends	4,948,258	3,653,262
Total investment income	(6,168,918)	13,211,276
Contributions:		
Participants	3,279,383	3,037,237
Employer match	1,624,763	1,497,388
Employer profit sharing	1,394,294	1,519,423
Transfers in from other plans	28,790	194,301
Total contributions	6,327,230	6,248,349
Total additions	158,312	19,459,625
Deductions from net assets attributable to:		
Benefits and withdrawals paid to participants	3,736,626	2,897,037
Administrative and accounting fees	221,868	225,126
Total deductions	3,958,494	3,122,163
Net (decrease) increase	(3,800,182)	16,337,462
Net assets available for benefits:		
Beginning of year	88,417,449	72,079,987
End of year	**$ 84,617,267**	**$ 88,417,449**

See accompanying notes to financial statements

3

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

1. **Description of Plan**

    The following description of First Financial Holdings, Inc. (Company) Sharing Thrift Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), First Southeast Investor Services, Inc. (FSIS), First Southeast Insurance Services, Inc. and the Kimbrell Insurance Group, Inc. (Insurance Companies) and various subsidiaries of these entities.

    Concurrent with the Company's acquisition of the Kimbrell Company, Inc., the Kimbrell Company, Inc./Florida, Preferred Markets, Inc., Preferred Markets, Inc./Florida, and Atlantic Acceptance Corporation (Kimbrell), the retirement plan of Kimbrell was merged into the Plan. Transfers into the Plan from the Kimbrell plan were approximately $416,000. Kimbrell employees became participants of the Plan effective April 2004 with full credit given for prior service. Beginning October 1, 2007 Atlantic Acceptance Corporation became a subsidiary of First Federal.

    Effective January 1, 2008, the Plan was amended to reflect the resignation of a retired employee as Trustee to the Plan and subsequently named the replacement as the Successor Trustee.

    The Plan is administered by a Committee of Trustees (Plan Trustees) appointed by the Company's Board of Directors. The Committee contracts with outside service organizations for substantially all participant account record-keeping, administrative, trust, legal and custodial services.

    A. **General**

        The Plan is a defined contribution plan which covers substantially all hourly and salaried employees of the Company. Ineligible employees include those whose employment are governed by collective bargaining agreements and leased employees, with certain exceptions.

        Employees may elect to make tax-deferred contributions beginning with the first payroll period of the calendar quarter following one full month of service. Employees making tax-deferred contributions participate in quarterly Company matching contributions.

        Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive annual non-elective profit sharing contributions beginning the following calendar quarter, if employed at the end of such quarter. Effective January 1, 2007, new employees will automatically be enrolled in the plan with a 3% withholding unless a Salary Deferral Election form is filed.

4

B.   **Contributions**

The Plan permitted eligible participants to contribute up to a maximum annual amount of $15,500 for 2007 and $15,000 for 2006. Effective January 1, 2007, eligible participants may contribute up to a maximum of $15,500 ($20,500 if the new participant will attain the age of 50 during the plan year). Participants age 50 and older are permitted to make catch-up contributions of $5,000 for 2007 and 2006. Compensation for purposes of employee and employer contributions is defined as base pay plus commissions, limited to $105,000 for 2007 and $100,000 for 2006 for loan originators and investment consultants and $225,000 for 2007 and $220,000 for 2006 for all other employees. Effective January 1, 2008, the limitation for all other employees increased to $230,000. Maximum annual participant contributions are determined and adjusted annually by the Internal Revenue Service.

The Company made quarterly matching contributions equal to a Safe Harbor Contribution of 100% of the first 3% and 50% of the next 2% of the participant deferrals, plus an additional Matching Contribution equal to the participant's deferral (limited to 5% of compensation) multiplied times the applicable quarterly Contribution Percentage (see schedule below) to the extent such Additional Matching Contribution exceeded the Safe Harbor Contribution.

Return on Equity	Contribution Percentages
Less than 4%	0%
4% to less than 8%	25%
8% to less than 12%	50%
12% to less than 16%	75%
16% or more	100%

Separate rates of return on equity are determined for two groups 1) the First Financial Group, consisting of First Financial Holdings, Inc., FSIS and the Insurance Companies, and 2) First Federal.

The Plan provides for discretionary Non-Elective profit sharing contributions on an annual basis. Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service during the Plan year. Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the Non-Elective Company contribution. Non-Elective contributions were 3.60% and 4.15% for 2007 and 2006, respectively, of compensation for the year.

C.   **Participant Accounts**

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D.   **Vesting**

All participant contributions and Company-matching contributions are immediately vested. The participants vest in Non-Elective profit sharing contributions at 10% for first year, 20% per year for the next five years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older.

E.   **Investment Options**

Participants may direct how their tax deferred contributions, rollover funds and employer Non-Elective profit sharing contributions will be invested within various investment options selected by the Plan Trustees. All participant directed funds, except investments in common stock of the sponsor Company may be redirected daily.

The Plan allows participants to make this one time election prior to attaining ten years of qualified service.

Certificates of deposit of First Federal are the primary investments of a unitized Stable Value Fund option.

F.   **Loans Receivable from Participants**

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. Additionally, loans from funds invested in the Company's common stock are not permitted. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2007 carry interest rates ranging from 7.00% to 10.25%.

Effective September 1, 2007, the Plan was amended to only allow one loan outstanding per participant at a time. A participant also must wait until at least 30 days after the pay-off of the previous loan to obtain a new loan. Furthermore, the Plan no longer restricts loans from any portion of the participant's funds invested in the Company's common stock.

G. **Benefits and Withdrawals**

On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

As of December 31, 2006, $2,384 had been requested for withdrawal by participants but had not yet been disbursed. There were no participant requests for withdrawals that had not been disbursed as of December 31, 2007.

As of June 23, 2005, the Plan was amended to allow the Administrator, at its sole discretion, to distribute a Participant's Vested Aggregate Account balance without the consent of the Participant. Such distribution may be made in a lump sum at any time after a Participant terminates employment, subject to certain provisions of the Plan.

2. **Summary of Accounting Policies**

A. **Basis of Accounting**

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

B. **Investment Valuation and Income Recognition**

The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the closing market price on the last business day of the year. Loans receivable from participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

C.   Payment of Benefits and Withdrawals

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

D.   Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value under U.S. generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan's financial statements.

3.   Investments

Plan assets are held in a trust established pursuant to an agreement between the Company, Plan Trustees and MG Trust Co, LLC (successor for Matrix Capital Bank Trust Services).

The Plan Trustees and MG Trust Co, LLC direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' permitted investment elections and certain other specified limitations.

The investment trustee maintains a unitized First Financial Holdings, Inc. Stock Fund and a unitized Stable Value Fund, for the exclusive use of the Plan, to account for the Plan's interest in the First Financial Holdings, Inc. common stock and First Federal certificates of deposit, respectively. The common stock and deposits of the Company are presented as the investments within these financial statements, due to the nature of these unitized funds. The investment trustee acquires and sells the common stock through a broker-dealer and initiates the certificates of deposit transactions directly with First Federal.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006:

	December 31,	
	2007	2006
Mutual Funds:		
Oakmark Equity & Income Fund	$ 9,462,443	$ 8,724,018
Fidelity Value Fund	9,026,554	9,448,176
Columbia Acorn Z Fund	4,661,906	-
Vanguard 500 Index Fund	4,433,656	-
Total	27,584,559	18,172,194
Investments in sponsor Company instruments:		
Common stock	24,774,833	36,066,365
Certificates of deposit	9,220,000	8,186,618
Total	33,994,833	44,252,983
Total investments in excess of 5% of net assets	$ 61,579,392	$ 62,425,177

Certificates of deposit at December 31, 2007 consisted of amounts on deposit with the sponsor with interest rates ranging from 4.40% to 5.20%, with original maturities of five months to one year and three months, and remaining maturities of one month to one year and three months. First Federal does not charge penalties or discounts to certificates of deposit which are redeemed by the Plan prior to the maturity dates.

The Plan's investments appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	
	2007	2006
Mutual funds:		
American Funds Growth Fund of America	$ 97,045	$ 96,763
Calamos Growth & Income Fund A	105,785	(126,028)
Columbia Acorn Z	(52,665)	-
Dodge & Cox Stock Fund	(387,788)	254,554
Fidelity Value Fund	(512,256)	562,142
Fidelity Freedom Income	2,321	2,763
Fidelity Freedom 2010	17,849	32,872
Fidelity Freedom 2020	29,909	68,895
Fidelity Freedom 2030	34,639	92,953
Fidelity Freedom 2040	1,782	3,914
Fidelity Spartan U.S. Equity Index Adv	30,368	296,324
Fidelity Spartan U.S. Equity Index Fund	-	141,489
Lord Abbett Small Cap Value Fund	(109,596)	255
Oakmark Equity & Income Fund	361,322	283,419
Oakmark International Fund	(443,435)	112,809
T. Rowe Price Retirement 2010 Fund	(22,912)	-
T. Rowe Price Retirement 2020 Fund	(4,565)	-
T. Rowe Price Retirement 2030 Fund	15,634	-
T. Rowe Price Retirement 2040 Fund	(2,287)	-
T. Rowe Price Retirement Income Fund	(290)	-
Vanguard 500 Index Fund Signal	(266,669)	-
Vanguard Index 500 Admiral	396,350	-
Vanguard Intermediate Bond Fund Index	(110)	(14,881)
Vanguard Intermediate Bond Fund Signal	49,227	-
Total mutual funds	(660,342)	1,808,243
First Financial Holdings, Inc. common stock	(10,456,834)	7,749,771
Net appreciation (depreciation) of investment	$ (11,117,176)	$ 9,558,014

Net appreciation (depreciation) amounts represent the total of net realized gains or losses from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

Interest and dividends include dividends from investments in Company stock, in the amounts of $905,308 for 2007 and $877,018 for 2006.

4.   **Nonparticipant-Directed Investments**

Significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31,	
	2007	2006
Net Assets:		
Investments:		
Common stock	$ 24,774,833	$ 36,066,365
Cash	719,885	1,434,483
Contributions receivable	141,708	229,811
	$ 25,636,426	$ 37,730,659

	Year Ended December 31,	
	2007	2006
Changes in Net Assets:		
Contributions	$ 319,149	$ 1,479,393
Dividends	905,308	877,018
Net (depreciation) appreciation	(10,456,834)	7,749,771
Distributions and transfers	(2,785,037)	(1,273,349)
Expenses	(76,819)	(94,054)
	$ (12,094,233)	$ 8,738,779

The above nonparticipant-directed information includes all funds invested in the First Financial Holdings, Inc. unitized stock fund, which primarily invests in the Company's common stock.   These funds include all Company matching contributions, which are required to be invested in Company common stock, as well as non-elective profit sharing and deferrals, which participants chose to invest in the common stock of the Company, and thereafter may not redirect the funds, except upon a one time election after attaining age 50.

5.   Contributions

Contributions receivable from the employer represent the following:

	December 31,	
	2007	2006
Match	$ 426,909	$ 381,079
Non-elective profit share	1,394,294	1,519,423
	$ 1,821,203	$ 1,900,502

6.   Administrative Fees and Forfeitures

Administrative and accounting fees represent professional services rendered to the Plan by the third party administrator, auditors and legal counsel. Fees expensed by the Plan are net of forfeitures of $61,855 for 2007 and $57,795 for 2006.

7.   Reconciliation of Financial Statements to Form 5500

	Year Ended December 31,	
	2007	2006
Benefits paid to participants per the financial statements	$ 3,736,626	$ 2,897,037
Add: Amounts allocated to withdrawing participants at year end		2,384
Benefits paid to participants per Form 5500	$ 3,736,626	$ 2,899,421

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

8.   Related Party Transactions

The Plan Trustees select the investment options available to the participants. MG Trust Company, LLC (Investment Trustees) (successor for Matrix Capital Bank Trust Services) initiates transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers. Certificates of deposit are transacted directly with First Federal. Expenses incurred in connection with the administration of the Plan are paid by the Plan.

9.   **Tax Status**

A favorable determination of the qualified tax status of the plan, including amendments, was received from the IRS in November 2005. The Plan Trustees, advisor and tax counsel believe the Plan and Trust continue to be designed in accordance with the IRC and are being operated in accordance with their provisions, and thus continue to be qualified and exempt from income taxes.

10.   **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit sharing accounts.

11.   **Subsequent Event**

Effective May 1, 2008, anyone who became an employee as a result of the Somers-Pardue Agency, Inc. acquisition shall receive credit for years of service with Somers-Pardue Agency Inc. for all purposes under the Plan.

Effective October 1, 2008, new employees will automatically be enrolled in the Plan with a 5% withholding (increasing from 3%) unless a Salary Deferral Election form is filed.

Effective November 1, 2008, all participants who were automatically entered into the Plan at 3% will increase to 5% by 1% per year beginning with the November 2008 paycheck until they reach 5%.

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

Identity or Issue, Borrower, Lessor, or Similar Party	Shares/Units/Interest	Current Value
Cash on deposit with:		
MG Trust Co, LLC (successor for Matrix Capital Bank Trust Services)	Interest-bearing deposits	$ 1,165,937
First Federal Savings and Loan Association (1)	Interest-bearing deposits	502,835
Total cash		1,668,772
Mutual Funds:		
Columbia Acorn Fund - Z	157,444 Units	4,661,905
Dodge & Cox Stock Fund	26,549 Units	3,670,671
Fidelity Value Fund	120,338 Units	9,026,554
T. Rowe Price Retirement 2010	83,667 Units	1,356,242
T. Rowe Price Retirement 2020	121,870 Units	2,161,982
T. Rowe Price Retirement 2030	102,528 Units	1,953,157
T. Rowe Price Retirement 2040	10,225 Units	196,328
T. Rowe Price Retirement Income Fund	23,476 Units	312,230
American Funds Growth Fund of America	81,305 Units	2,764,367
Lord Abbett Small Cap value Fund	50,190 Units	1,399,799
Oakmark Equity & Income Fund	352,025 Units	9,462,443
Oakmark International Fund	112,035 Units	2,347,132
Vanguard 500 Index Fund Signal Shares	39,714 Units	4,433,656
Vanguard Intermediate Bond Fund	195,899 Units	2,056,943
Total mutual funds		45,803,409
Certificates of deposit:		
First Federal Savings and Loan Association (1)	4.40% - 5.20%	9,220,000
Common stock:		
First Financial Holdings, Inc. (1)	903,527 shares	24,774,833
Participant's Loans:		
Notes receivable	7.00% - 10.25%	1,329,050
Total assets held for investment purposes		$ 82,796,064

(1) Parties-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 30, 2008   By: /s/ R. Wayne Hall

R. Wayne Hall
Member of the First Financial Holdings, Inc.
Sharing Thrift Plan Trustees

EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

The Trustees
First Financial Holdings, Inc. Sharing Thrift Plan

We consent to the incorporation by reference in the Registration Statement (No. 33-22837) on Form S-8 of First Financial Holdings, Inc., dated June 27, 1988, as amended, of our report dated June 30, 2008 on the First Financial Holdings, Inc. Sharing Thrift Plan financial statements for the years ended December 31, 2007 and 2006 included in the Annual Report (Form 11-K) for the years ended December 31, 2007 and 2006.

/s/Elliott Davis LLC
Columbia, South Carolina
June 30, 2008